SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            Report of Foreign Issuer
                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                          Commission File No. 000-51196

                         For the month of September 2005

                           AIXTRON AKTIENGESELLSCHAFT

                 (Translation of registrant's name into English)


                                 Kackertstrasse

                                 D-52072 Aachen

                                     Germany

               (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F |X| Form 40-F |_|

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes |_| No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

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       Aixtron AG: Bright Future for LCD TV; Bright Future for
           LCD TV enhanced by LEDs made on AIXTRON systems


    AACHEN, Germany--(BUSINESS WIRE)--Sept. 1, 2005--The market for flat screen displays, especially for LCD TV is expected to grow rapidly over the next years. One of the key technologies for the manufacture of LEDs for back lighting devices such as LCD displays is the deposition of GaN and GaAs based compound semiconductor structures.
    Consequently, AIXTRON AG (FSE: AIX; ISIN DE0005066203), a leading provider of equipment for compound semiconductor epitaxy, benefits from this market trend proven by the latest order from South Epitaxy Corporation (SEC) for an AIXTRON MOCVD system. SEC, one of the leading Taiwanese suppliers for RGB (Red Green Blue) LEDs (Light Emitting Diode) will use an AIXTRON 2600G3 Planetary Reactor(R) System for the mass production of AlInGaP based ultra High Brightness LEDs. These LEDs are expected to gradually replace cold-cathode fluorescent lamp
(CCFL) lighting. RGB backlighting has several very attractive features, such as long lifetime, wide color range, high efficiency, brightness and enormous environmental advantages, like very low power consumption. Additionally it contains no mercury, in contrast to CCFL. The process efficiency of AIXTRON's Planetary Reactor(R) equipment enables the MOCVD manufacturers of high brightness RGB chips to fabricate LEDs of a superior quality more cost-effectively. This is a result of AIXTRON's effort to continuously increase the performance of LED materials while production cost are reduced.
    Charles Cheng, former CEO of SEC, new vice chairman of Epitech Technology Corporation comments: "Market demands for red and orange LEDs is steadily increasing, especially for new high end applications like RGB backlighting of large area displays. The AIXTRON system provides remarkable benefits for the production of red LEDs with respect to manufacturing costs, yield and product performance. According to our experience with existing AIXTRON systems, the new system with 12x4" configuration will enable us to remarkably increase our capacity, which is in line with our ambitious expansion plans. Dr. Bernd Schulte, Executive Vice President and COO of AIXTRON adds: "The latest order from SEC proves again our unique market position and shows how successful our strategy of pure commitment to CVD engineering excellence is in the competitive market field of compound semiconductors."

    About AIXTRON

    AIXTRON AG (FSE: AIX, ISIN DE0005066203; NASDAQ: AIXG, ISIN:
US0096061041) is a leading provider of deposition equipment to the semiconductor industry. The Company's technology solutions are used by a diverse range of customers worldwide to build advanced components for electronic and opto-electronic applications based on compound, silicon, or organic semiconductor materials. Such components are used in fiber optic communication systems, wireless and mobile telephony applications, optical and electronic storage devices, computing, signaling and lighting, as well as a range of other leading-edge technologies. AIXTRON AG's securities are listed on the Prime Standard market segment of the Frankfurt Stock Exchange and, as American Depositary Shares (ADS), on NASDAQ, and are included in the TecDAX index, the NASDAQ Composite Index and the MSCI World Small Cap Index. Founded in 1983, the Company is headquartered in Aachen, Germany. Additional information is available on AIXTRON's website at www.aixtron.com.

    Forward-Looking Statements

    This news release may contain forward-looking statements about the business, financial condition, results of operations and earnings outlook of AIXTRON within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. Words such as "may," "will," "expect," "anticipate," "contemplate," "intend," "plans," "believe," "continue" and "estimate," and variations of these words and similar expressions, identify these forward-looking statements. These statements are not guarantees of future performance, involve certain risks, uncertainties and assumptions that are difficult to predict, and are based upon assumptions as to future events that may not prove accurate. Therefore, actual outcomes and results may differ materially from what is expressed herein. In any forward- looking statement in which AIXTRON expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will result or be achieved or accomplished. Actual operating results may differ materially from such forward-looking statements and are subject to certain risks, including risks arising from: actual customer orders received by AIXTRON; the extent to which chemical vapor deposition, or CVD, technology is demanded by the market place; the timing of final acceptance of products by customers; the financial climate and accessibility of financing; general conditions in the thin film equipment market and in the macro-economy; cancellations, rescheduling or delays in product shipments; manufacturing capacity constraints; lengthy sales and qualification cycles; difficulties in the production process; changes in semiconductor industry growth; increased competition; exchange rate fluctuations; availability of government funding; variability and availability of interest rates; delays in developing and commercializing new products; general economic conditions being less favorable than expected; and other factors. The forward-looking statements contained in this news release are made as of the date hereof and AIXTRON does not assume any obligation to (and expressly disclaims any such obligation to) update the reasons why actual results could differ materially from those projected in the forward-looking statements. Any reference to the Internet website of AIXTRON is not an incorporation by reference of such information in this news release, and you should not interpret such a reference as an incorporation by reference of such information.

    Additional Information

    For additional information about factors that could affect our future financial and operating results, see our filings with the Securities and Exchange Commission, including the Registration Statement on Form F-4 (Regis.No. 333-122624) filed with the Commission on February 8, 2005 and available at the Commission's website at www.sec.gov.

WKN: 506620; ISIN: DE0005066203; Index: TecDAX
Listed: Geregelter Markt in Frankfurt (Prime Standard); Freiverkehr in Berlin-Bremen, Dusseldorf, Hamburg, Hannover, Munchen und Stuttgart


    CONTACT: AIXTRON AG
             Investor Relations and Corporate Communications
             +49-241-8909-444

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                AIXTRON AG

Date: September 1, 2005
                                By:         /s/ Paul Hyland
                                Name:       Paul Hyland
                                Title:      President and CEO


                                By:         /s/ Wolfgang Breme
                                Name:       Wolfgang Breme
                                Title:      CFO